UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                       Commission File Number

                           Notification of Late Filing

                                  (Check One):

   [X] Form  10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q  [ ] Form N-SAR

   [X] For Period Ended:  December 31, 1999
   [ ] Transition Report on Form 10-K
   [ ] Transition Report on Form  20-F
   [ ] Transition Report on Form 11-K
   [ ] Transition Report on Form 10-Q
   [ ] Transition Report on Form N-SAR
       For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         Part I - Registrant Information

                            Altair International Inc.
                            -------------------------
                             Full Name of Registrant

                         Altair Internationl Gold, Inc.
                         ------------------------------
                           Former Name if Applicable:

                              1725 Sheridan Avenue
                              Cody, Wyoming 82414
                              -------------------
            Address of Principal Executive Office (Street and Number)

                        Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be file within the prescribed period.

After conducting discussions with several potential funding sources over a period of approximately two months, Altair International, Inc. (the "Company") obtained a commitment on March 23, 2000 from selected accredited investors to provide capital in an amount that will impact the disclosures in the Company's annual report on Form 10-K for the year ended December 31, 1999 (the "Form 10-K"). The funding transaction was expected to close on March 30, 2000, but, because certain conditions to closing imposed by the purchasers could not be satisfied until April 3, 2000, the financing transaction can not close until the first week of April, 2000.

The Form 10-K that the Company was prepared to file on March 30, 2000 reported the financing transaction and its effect on the financial position and liquidity of the Company. When the Company determined on March 30, 2000 that the financing transaction would not close until the first week of April, 2000, it concluded that filing a Form 10-K reporting the financing transaction would be premature and misleading. The Company also concluded that amending the Form 10-K at the last minute to exclude any reference to the financing or its effect on the liquidity of the Company would not only be logistically impracticable but would also be misleading. The Company concluded that a revised filing would be misleading because a revised filing would necessarily include a discussion of the Company's liquidity and capital needs (and related cautionary language) that, although technically correct in light the financing transaction's failure to close on March 30, 2000, would likely not be correct by the time the revised filing would become available to and be reviewed by the public. The Company is prepared to file the Form 10-K immediately upon closing of the proposed financing transaction during the first week of April, 2000.

                           Part IV - Other Information

         (1) Name and telephone number of person to contract in regard to this notification.

             Brian G.Lloyd            (801)             532-7840
             -------------            -----             --------
                (Name)             (Area Code)     (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [ ] Yes   [X] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Altair International Inc.
                            -------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:March 30,2000                      By/s/Edward Dickinson
                                          -------------------
                                          Edward Dickinson
                                          Chief Financial Officer

                                        2